Exhibit 99.1

BP p.l.c. Launches Cash Tender Offer for Up to $1 Billion Aggregate Principal Amount of One

Series of USD Notes

BP p.l.c. (“BP”) (NYSE: BP) (LSE: BP) today announced the commencement of a cash tender offer by its wholly-owned subsidiary BP Capital Markets p.l.c. (the “Offeror”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted Notes up to an aggregate principal amount of $1,000,000,000 (the “Offer Cap”) of Notes issued by the Offeror (the “Tender Offer”). The Tender Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated February 26, 2024 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Copies of the Offer to Purchase will be available to holders of the Notes (each, a “Holder” and collectively, the “Holders”) through the Tender and Information Agent, D.F. King & Co., Inc. by calling +1 (877) 896-3192 (toll free) or +1 (212) 269-5550 (for banks and brokers).

The Offeror is offering to purchase the Notes in an aggregate principal amount up to the Offer Cap specified in the table below from Holders. Notes purchased in the Tender Offer will be retired and cancelled. Subject to applicable law, the Offeror reserves the right, but is under no obligation, to increase or decrease the Offer Cap in respect of the Tender Offer at any time, which could result in the Offeror purchasing a greater or lower aggregate principal amount of Notes in the Tender Offer.

The following table sets forth certain information relating to the pricing for the Tender Offer.

Up to the Offer Cap of the Notes(a)

Listed Below

Title of Notes(b)	CUSIP / ISIN	Outstanding Principal Amount	Offer Cap	Total Consideration(c)
$2,500,000,000 4.375% Perpetual Subordinated Non-Call 5.25 Fixed Rate Reset Notes	05565Q DU9 /US05565QDU94	$2,500,000,000	$1,000,000,000	$990.00

(a)	The Tender Offer is subject to an Offer Cap equal to an aggregate principal amount of up to $1,000,000,000 of the Notes, subject to the terms and conditions described in the Offer to Purchase.
(b)	The Notes are fully and unconditionally guaranteed by BP p.l.c. (“BP” or the “Guarantor”).
(c)

Total Consideration includes an Early Tender Payment (as defined below) of $30 per $1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as defined below) and accepted for purchase.

The Tender Offer for the Notes will expire at 5:00 p.m., New York City time, on Monday, March 25, 2024 (the “Expiration Time”), or any other date and time to which the Offeror extends the applicable Tender Offer. Holders must validly tender and not validly withdraw their Notes prior to 5:00 p.m., New York City time, on Friday, March 8, 2024 (such time, the “Early Tender Time” and such Notes, the “Early Tender Notes”), to be eligible to receive the applicable Total Consideration (as defined below) which includes an amount in cash (the “Early Tender Payment”) equal to the applicable amount set forth in note (c) to the table above plus accrued interest. If Holders validly tender their Notes after the Early Tender Time but prior to or at the applicable Expiration Time, Holders will only be eligible to receive the applicable Tender Offer Consideration plus accrued interest.

Notes tendered may be withdrawn at or prior to, but not after, 5:00 p.m. New York City time, on Friday, March 8, 2024 (such date and time, as it may be extended with respect to the Notes, the “Withdrawal Deadline”). The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including the completion by the Offeror of a public offering of new debt securities that closes no later than the Expiration Time on terms reasonably satisfactory to the Offeror, as described in the Offer to Purchase. The Offeror reserves the option to, but is under no obligation to, accept for purchase the Early Tender Notes promptly after the Early Tender Time (the date of payment for such Notes, the “Early Settlement Date”). The Offeror will announce promptly after the Early Tender Time if it intends to exercise its right to have an Early Settlement Date.

If the Offer Cap is reached at the Early Tender Time, then no Notes tendered after the Early Tender Time will be purchased pursuant to the Tender Offer, unless the Offeror increases the Offer Cap. If the aggregate principal amount of all validly tendered Notes is greater than the Offer Cap, then the Tender Offer will be oversubscribed and if the Offeror accepts Notes in the Tender Offer, any Notes accepted for purchase will be accepted for tender on a prorated basis, with Early Tender Notes receiving priority, as more fully described in the Offer to Purchase.

The Offeror will only accept for purchase Notes up to an aggregate principal amount that will not exceed the Offer Cap.

The Tender Offer is not conditioned upon the tender of any minimum principal amount of the Notes (subject to the Authorized Denominations). Any Notes validly tendered and not withdrawn in the Tender Offer and accepted for purchase will be accepted for purchase by the Offeror based on the Offer Cap, as more fully described in the Offer to Purchase.

The “Total Consideration” per $1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Tender Offer will be $990.00.

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and that are accepted for purchase will receive the applicable Total Consideration.

Holders of Notes that are validly tendered after the Early Tender Time but prior to or at the Expiration Time and that are accepted for purchase will receive the applicable Total Consideration minus the Early Tender Payment. Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration.”

The Lead Dealer Managers for the Tender Offer are:

MUFG Securities Americas Inc.

1221 Avenue of the Americas, 6th Floor

New York, NY 10020

Attention: Liability Management

Telephone (U.S. Collect): +1 (212) 405-7481

Telephone (U.S. Toll-Free): +1 (877) 744-4532

Email: DCM-LiabilityManagement@int.sc.mufg.jp

TD Securities (USA) LLC

1 Vanderbilt Avenue, 11th Floor

New York, NY 10017

Attention: Liability Management Group

Telephone (U.S. Collect): +1 (212) 827-2842

Telephone (U.S. Toll-Free): +1 (866) 584 2096

Email: LM@tdsecurities.com

The Tender and Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

In New York: 48 Wall Street, 22nd Floor New York, NY 10005 United States Banks and brokers Call Collect: +1 (212) 269-5550 All Other, Please Call Toll-Free: +1 (877) 896-3192	In London: 65 Gresham Street London, EC2V 7NQ United Kingdom Telephone: +44 (0) 20 7920 9700

Email: BP@dfking.com

By Facsimile (Eligible Institutions Only):

Telephone: +1 (212) 709-3328

Confirmation: +1 (212) 269-5552

Attention: Michael Horthman

By Mail, Overnight Courier or Hand:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offer, this Offer to Purchase or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or this Offer to Purchase.

United Kingdom. The communication of this Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (3) those persons who are existing members or creditors of the Offeror or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This Offer to Purchase and any other documents or materials relating to the Tender Offer is only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France. Neither this Offer to Purchase nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. Neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offer is not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offer may not be, and is not being, advertised and the Tender Offer will not be extended and this Offer to Purchase and any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offer is made only to qualified investors, as this term is defined above. Accordingly, the information contained in this Offer to Purchase or in any other documents or materials relating to the Tender Offer may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offer and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offer are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

None of the Offeror, the Guarantor, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offer. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Offeror has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by the Offeror, the Guarantor, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

Cautionary Statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.

Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of BP’s plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting BP’s business and demand for BP’s products as well as the specific factors identified in the discussions accompanying such forward looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; BP’s access to future credit resources; business disruption and crisis management; the impact on BP’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by any competent authorities or any other relevant persons may limit or otherwise impact BP’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed in the Offer to Purchase, including under “Certain Considerations,” as well as those factors discussed under “Principal risks and uncertainties” in BP’s Report on Form 6-K regarding results for the six-month period ended June 30, 2023 and under “Risk factors” in BP’s Annual Report and Form 20-F 2022, each as filed with the US Securities and Exchange Commission.

Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi

	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins

bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116